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                             May 20, 2022

       Ren Yong
       Chief Executive Officer
       Puyi Inc.
       42F, Pearl River Tower
       No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe
       Guangzhou, Guangdong, Province
       People's Republic of China

                                                        Re: Puyi Inc.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form F-3
                                                            Filed May 10, 2022
                                                            File No. 333-261063

       Dear Mr. Yong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2022 letter.

       Amendment No. 3 to Registration Statement on Form F-3

       General

   1. Refer to your response to comment 1. Please revise to remove references to "our VIEs" as such disclosure implies
ownership of the VIEs. In this regard, we note your disclosure in the bullet points on
page 16.
   2. We note you that you have a subsidiary and operations in Hong Kong. Please expand your disclosure to
clarify that the PRC government has significant authority to intervene
 Ren Yong
Puyi Inc.
May 20, 2022
Page 2
         or influence the operations of a Hong Kong subsidiary at any time, which could result in a material adverse change to your business, prospects, financial condition, and results of operations, and the value of your securities. Also, ensure that your disclosure throughout the filing addresses each of the legal and operational risks associated with conducting business in Hong Kong. Further, disclose the percentage of your revenues derived from
         Hong Kong for the periods presented in the prospectus summary.
3. Please confirm that in your Exchange Act filings you will provide disclosure highlighting the risks associated with investing in companies that are based in China as well as the other issues addressed in the Sample Letter to China-Based Companies located on our website at
https://www.sec.gov/corpfin/sample-letter-china-based-companies.
Cover Page

4. Refer to your response to comment 3. Please revise your cover page to provide quantitative disclosure regarding cash transfers that have been made to date between you, your subsidiaries and the consolidated VIEs, or to investors. In this regard, we note your disclosure that "cash transfers have been made to date between Puyi Inc., [y]our subsidiaries and the consolidated VIEs."
About this Prospectus, page 1

5. Please revise your disclosure on page 2 to remove the exclusion of Hong Kong and Macau from the definition of the PRC and China.
       Please contact John Stickel at 202-551-3324 or Sonia Bednarowski at 202-551-3666 with any questions.



FirstName LastNameRen Yong                                    Sincerely,
Comapany NamePuyi Inc.
                                                              Division of
Corporation Finance
May 20, 2022 Page 2                                           Office of Finance
FirstName LastName